Exhibit 99.1

                                                        Grupo financiero|Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pedro Richards
Managing Director
Telefax:  (5411) 4343-7528
prichards@gfgsa.com
relacionconinversores@gfgsa.com
www.gfgsa.com

BUENOS AIRES, Argentina, July 13, 2005 - Grupo Financiero Galicia S.A. (Buenos Aires Stock Exchange / NASDAQ: GGAL) ("Grupo Galicia") announced today that, in order to strengthen the financial condition of its subsidiaries, it has decided to forgive US$ 43 million of subordinated negotiable obligations issued by Banco Galicia Uruguay S.A ("Galicia Uruguay") and owed to Grupo Galicia.

Grupo Galicia's debt forgiveness reduces Galicia Uruguay's liabilities, with the consequent effect on its financial condition as well as on that of its controlling company, Banco de Galicia y Buenos Aires S.A. ("Banco Galicia"). Grupo Galicia recognizes the aforementioned effect on its financial condition proportionally to its 93.6% equity interest in Banco Galicia.

Grupo Financiero Galicia S.A. was formed on September 14, 1999, as a financial services holding company organized under the laws of Argentina. Its most significant asset is its equity interest in Banco Galicia. Grupo Galicia's main objective is to be one of Argentina's leading comprehensive financial services companies while continuing to strengthen Banco Galicia's position as one of the country's leading financial institutions.